Exhibit 4.14

(English Summary)

LEASE

Parties:

TAINAN SCIENCE-BASED INDUSTRIAL PARK DEVELOPMENT PREPARATION OFFICE (the “Lessor”)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED (the “Lessee”)

Leased Premises:

The government-owned land containing 1 hectare, located on Tainan Science-Based Industrial Park at lot no. Gong 6, Tainan.

Lease Term:

Commencing November 1, 2000 and expiring on October 31, 2020.

Rental:

The rental shall be ten New Taiwan Dollars and thirty cents (NT$10.30) per square meter per month.

The total amount of annual rent shall be one million two hundred and thirty-six thousand New Taiwan Dollars (NT$1,236,000).

Lessee shall pay the rental NT$1,236,000 each year. The first year’s rent shall be paid to the agent of the ROC Treasury appointed by Lessor on the execution date of this Lease. Lessee shall pay the rent to Lessor on the anniversary of the execution date each year thereafter.

During the term of the Lease, should the government adjust the land price, Lessee agrees to an adjustment of the rent to become effective the following month, or at any time thereafter.

Termination by Lessor:

Lessor may terminate the Lease at any time if any of the following shall occur:

a. Lessee violates any term or provision of this Lease pertaining to the use of the land;

b. as provided by the Civil Code or other relevant regulations;

c. Lessee is ordered to withdraw from the Tainan Science-Based Industrial Park or its permit has been withdrawn; or

d. Lessee has defaulted in payment of the annual rent for two or more years.

Miscellaneous:

If Lessee intends to extend the term of the Lease, prior to the expiration of this Lease, Lessee shall inform Lessor of such intention in writing three months prior to the expiration date. Lessee shall return the land to Lessor immediately after the expiration date if Lessee does not apply to Lessor for an extension as provided above.

Upon expiration, Lessee shall sell its buildings, equipment and permanent fixtures on the leased property or shall dismantle such buildings, equipment and permanent fixtures and abandon all facilities inside of such premises, and return the land to Lessor.

This Lease shall be effective from the execution date of the Lease, or from the starting date of the Leasing, whichever is earlier. When this Lease expires, the Lease is automatically terminated. If the Lease is otherwise terminated, it shall be terminated as of such date.

Should any suit arise from this Lease, Lessor and Lessee agree that the governing law shall be the laws of the Republic of China and the Taiwan Tainan District Court shall be the competent court of jurisdiction in the first instance.